UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Therapix Biosciences Ltd.

File No. 333-214458 - CF#34301

_____

Therapix Biosciences Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 4, 2016.

Based on representations by Therapix Biosciences Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 6, 2026
Exhibit 10.2	through December 6, 2026
Exhibit 10.3	through July 7, 2022
Exhibit 10.4	through June 16, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary